Bridgewell Preferred Income, LP

496 Delaney Ave, Ste 408

Orlando, Florida 32801

December 18, 2017

Securities Exchange Commission

Re:	Bridgewell Preferred Income, LP (the “Company”)
Offering Statement on Form 1-A

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified December 22, 2017 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated  authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

John Parrett

Manager

Preferred Fund Manager, LLC

General Partner